August 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mitchell Austin

Re:	Zoom Video Communications, Inc.
Registration Statement on Form S-4 (File No. 333-258815)

Dear Mr. Austin:

This letter is sent on behalf of Zoom Video Communications, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on August 26, 2021, or as soon thereafter as practicable.

Please contact Jon Avina or Jamie Leigh, each of Cooley LLP, at (650) 843-5307 or (415) 693-2190, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Avina or Ms. Leigh when the request for acceleration has been granted.

Sincerely,

ZOOM VIDEO COMMUNICATIONS, INC.

By:	/s/ Jeff True
Name:	Jeff True
Title:	General Counsel and Secretary

cc:	Jon Avina, Cooley LLP
Jamie Leigh, Cooley LLP
Tad Freese, Latham & Watkins, LLP
Mark Bekheit, Latham & Watkins, LLP